UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 27, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
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6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
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paper of a Form 6-K if submitted solely to provide an attached
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Indicate by check mark if the registrant is submitting the Form
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document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home
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as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Sasol announces final investment decision on world-scale ethane cracker and derivatives complex in Louisiana


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Sasol announces final investment decision on world-scale ethane cracker and derivatives complex in Louisiana

Today, Sasol announced the final approval of an US$8.1 billion ethane cracker and derivatives complex at its existing site in Lake Charles, Louisiana.

"Sasol's decision to move forward with this project is a defining moment in our company's history, and an important milestone in the execution of our growth strategy," said David Constable, President and Chief Executive Officer, Sasol Limited. "Once commissioned, this world-scale petrochemicals complex will roughly triple our chemical production capacity in the United States, enabling Sasol to further strengthen its position in a growing global chemicals market. The U.S. Gulf Coast's robust infrastructure for transporting and storing abundant, low-cost ethane was a key driver in our decision to invest in America."

At the heart of the project is an ethane cracker that will produce 1.5 million tons of ethylene annually, benefitting from significant economies of scale. The complex also includes six chemical manufacturing plants. Approximately 90 percent of the cracker's ethylene output will be converted into a diverse slate of commodity and high-margin specialty chemicals for markets in which Sasol has a strong position, underpinned by collaborative customer relationships.

"In spite of a largely volatile macroeconomic outlook, we are confident that we will deliver this project successfully, by drawing on our experience of executing world-scale fuel and chemical facilities, and enlisting the best employees and industry partners," said Constable. "The Sasol team and our contractors have strong track records in project management, engineering, fabrication and construction of similar large-scale petrochemical complexes, with deep expertise along the U.S. Gulf Coast."

Sasol has selected Fluor Technip Integrated, a joint venture of two world-class firms, as the primary engineering, procurement, and construction management contractor for this project. Sasol's project management team is also supported by WorleyParsons, who bring with them significant mega-project experience.

An additional US$800 million will be invested in infrastructure and utility improvements, as well as land acquisition, to establish the Lake Charles location as an integrated, multi-asset site that will enable growth for decades to come.

Sasol is well-advanced in raising the funds required for construction and will utilise a variety of international U.S. dollar-based sources. Site preparation is underway, and the company expects that the facility will achieve beneficial operation in 2018.

"The economic benefits of this project will extend to all of our shareholders, 67 percent of whom are located in South Africa, and will also enable us to pursue further growth opportunities in Southern Africa," said Constable. "In addition, this project will deliver significant benefits to the State of Louisiana and the United States. More specifically, it will enhance local investment and job creation in the surrounding communities, while strengthening downstream manufacturing and increasing exports."


27 October 2014
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 29 September 2014 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date October 27, 2014			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary